CHITTENDEN CORPORATION
CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                                   March 31,     December 31,
                                                     1996           1995
                                                   ---------      ---------
                                                                 (Restated
                                                                 see Note 3)
ASSETS                                                  (In Thousands)

Cash and Cash Equivalents                           $182,978       $197,141

Securities Available For Sale                        302,695        278,321

Securities Held For Investment (Market Value
 $41,640,000 in 1996; and $42,633,000 in 1995)        42,179         43,164

Stock in Federal Home Loan Bank of Boston              5,591          5,591

Loans Held for Sale                                   16,239         14,691

Loans:
  Commercial                                         252,504        248,169
  Real Estate:
    Residential                                      461,090        468,008
    Commercial                                       301,791        305,961
    Construction                                      27,516         25,796
                                                   ---------      ---------
      Total Real Estate                              790,397        799,765
  Consumer                                           164,711        159,499
                                                   ---------      ---------
Total Loans                                        1,207,612      1,207,433
  Less:  Allowance for Possible Loan Losses          (27,997)       (27,817)
                                                   ---------      ---------
Net Loans                                          1,179,615      1,179,616
                                                   ---------      ---------
Premises and Equipment                                24,632         25,034
Accrued Interest Receivable                           13,865         12,880
Other Real Estate Owned                                2,623          2,651
Net Deferred Tax Asset                                11,095         10,333
Other Assets                                          14,056         13,768
Intangible Assets                                     11,187         11,514
                                                   ---------      ---------
Total Assets                                      $1,806,755     $1,794,704
                                                   =========      =========
LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
Deposits:
  Demand                                            $238,103       $252,421
  Certificates of Deposit $100,000 and Over          113,857        103,924
  Savings and Other Time                           1,227,789      1,203,512
                                                   ---------      ---------
Total Deposits                                     1,579,749      1,559,857
                                                   ---------      ---------
Short-Term Borrowings                                 42,216         52,893
Accrued Expenses and Other Liabilities                24,056         25,521
Long-Term Debt                                         2,498          2,484
                                                   ---------      ---------
Total Liabilities                                  1,648,519      1,640,755
                                                   ---------      ---------
Stockholders' Equity:
  Common Stock - $1 Par Value
    Authorized - 30,000,000 Shares
    Issued - 12,572,257 Shares in 1996; and
     12,345,304 Shares in 1995                        12,572         12,345
  Surplus                                             72,338         70,537
  Retained Earnings                                   78,940         74,335
Treasury Stock - At Cost, 403,887 Shares in 1996;
      367,417 in 1995                                 (4,787)        (3,967)
Net Unrealized Gain (Loss) on Securities Available for
 Sale Net of Taxes (Benefit) of ($357,000) in 1996;
 and $535,000 in 1995                                   (764)           768
Unearned Portion of Employee Restricted Stock            (63)           (69)
                                                   ---------      ---------
Total Stockholders' Equity                           158,236        153,949
                                                   ---------      ---------
Total Liabilities and Stockholders' Equity        $1,806,755     $1,794,704
                                                   =========      =========

Certain amounts for 1995 have been reclassified to conform with 1996 classifications.

The accompanying notes are an integral part of these consolidated financial statements.

CHITTENDEN CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                                                       For the Three Months
                                                          Ended March 31,
                                                          1996          1995
Interest Income:                                      --------      --------
                                                                   (Restated,
                                                                   see Note 3)
                                              (In Thousands, Except Share Data)

  Interest on Loans                                    $28,433       $24,071
  Investment Securities:
    Mortgage-Backed Securities                           1,470         1,402
    Taxable                                              3,160         2,942
    Tax-Favored Debt                                       710           517
    Tax-Favored Equity                                     437           185
  Short-Term Investments                                   446           703
                                                      --------      --------
Total Interest Income                                   34,656        29,820
                                                      --------      --------
Interest Expense:
  Deposits:
    Savings                                              6,588         6,002
    Time                                                 7,481         5,354
                                                      --------      --------
  Total Interest on Deposits                            14,069        11,356

  Short-Term Borrowings                                    475           803
  Long-Term Debt                                            48            32
                                                      --------      --------
Total Interest Expense                                  14,592        12,191
                                                      --------      --------
Net Interest Income                                     20,064        17,629
Provision for Possible Loan Losses                         983         1,150
                                                      --------      --------
Net Interest Income after Provision for
 Possible Loan Losses                                   19,081        16,479
                                                      --------      --------
Noninterest Income:
  Trust Department Income                                1,179         1,080
  Service Charges on Deposit Accounts                    1,485         1,366
  Losses on Sales of Securities, Net                         -            (6)
  Mortgage Servicing Income                                626           553
  Gains on Sales of Mortgage Loans, Net                    779           142
  Credit Card Income                                     3,627         2,601
  Other                                                  1,127         1,250
                                                      --------      --------
Total Noninterest Income                                 8,823         6,986
                                                      --------      --------
Noninterest Expense:
  Salaries                                               6,180         5,201
  Employee Benefits                                      2,039         1,893
  Net Occupancy Expense                                  2,359         1,947
  FDIC Deposit Insurance                                     9           708
  Other Real Estate Owned Income and Expense, Net           68          (124)
  Credit Card Expense                                    2,709         1,805
  Other                                                  5,559         4,091
                                                      --------      --------
Total Noninterest Expense                               18,923        15,521
                                                      --------      --------
Income Before Income Taxes                               8,981         7,944

Provision for Income Taxes                               2,968         2,602
                                                      --------      --------
Net Income                                              $6,013        $5,342
                                                      ========      ========
Earnings Per Share:

      Primary                                            $0.49         $0.47

      Fully Diluted                                      $0.49         $0.47

Dividends Declared Per Share                             $0.11         $0.08
Book Value                                              $13.00        $11.39

Weighted Average Common and Common
 Equivalent Shares Outstanding                       2,361,082    11,313,320

Certain amounts for 1995 have been reclassified to conform with 1996 classifications.

The accompanying notes are an integral part of these consolidated financial statements.

CHITTENDEN CORPORATION
Average Balances, Interest Income and Expense, and Average Rates (Unaudited) For the Three Months Ended March 31,
                                                          1996
                                         -----------------------------------
                                                         Interest  Average
                                          Average         Income/   Yield/
                                          Balance       Expense(1)  Rate(1)
                                         -----------------------------------
                                                      (In Thousands)
ASSETS
Interest-Earning Assets:
  Loans                                    $1,218,282     $28,331      9.35%
  Industrial Revenue Bonds (2)                  5,156         148     11.54
  Investments:
    Taxable                                   300,021       4,630      6.21
    Tax-Favored Debt Securities                60,328       1,039      6.93
    Tax-Favored Equity Securities              40,608         602      5.96
  Interest-Bearing Deposits in Banks              146           -      3.00
  Federal Funds Sold                           39,121         446      4.59
                                              -------     -------
    Total Interest-Earning Assets           1,663,662      35,196      8.51
                                                          -------
  NonInterest-Earning Assets                  150,721
  Allowance for Possible Loan Losses          (28,372)
                                              -------
    Total Assets                           $1,786,011
                                           ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-Bearing Liabilities:
  Savings and Interest-Bearing
    Transactional Accounts                    801,793       6,588      3.30
  Certificates of Deposit $100,000
    and Over                                  103,853       1,503      5.82
  Other Time Deposits                         434,775       5,977      5.53
                                              -------     -------
    Total Interest-Bearing Deposits         1,340,421      14,068      4.22

  Short-Term Borrowings                        32,380         476      5.91
  Long-Term Debt                                2,493          48      7.74
                                              -------     -------
    Total Interest-Bearing Liabilities      1,375,294      14,592      4.27
                                                          -------
NonInterest-Bearing Liabilities:

  Demand Deposits                             233,086
  Other Liabilities                            22,067
                                              -------
    Total Liabilities                       1,630,447

  Stockholders' Equity                        155,564
                                              -------
    Total Liabilities and
      Stockholders' Equity                 $1,786,011
                                           ===========
Net Interest Income                                       $20,604
                                                          =======

Interest Rate Spread (3)                                               4.24%

Net Yield on Earning Assets (4)                                        4.98%

- ------------------------------------------------
(1)  On a fully taxable equivalent basis.  Calculated using a Federal Income
     Tax Rate of 35%.  Loan income includes fees.
(2)  Industrial revenue bonds are included in Loans in the Financial Statements.
(3) Interest rate spread is the average rate earned on total interest-earning assets less the average rate paid on interest-bearing liabilities.
(4) Net yield on earning assets is net interest income divided by total interest-earning assets.

CHITTENDEN CORPORATION
Average Balances, Interest Income and Expense, and Average Rates (Unaudited) For the Three Months Ended March 31,
                                                          1995
                                         ------------------------------------
                                                         Interest  Average
                                          Average          Income/   Yield/
                                          Balance       Expense(1)  Rate(1)
                                         ------------------------------------
                                                      (In Thousands)
ASSETS
Interest-Earning Assets:
  Loans                                    $1,039,011     $24,003      9.37%
  Industrial Revenue Bonds (2)                  7,450         225     12.25
  Investments:
    Taxable                                   282,007       4,343      6.25
    Tax-Favored Debt Securities                47,429         737      6.30
    Tax-Favored Equity Securities              15,982         257      6.52
  Interest-Bearing Deposits in Banks              100           1      4.06
  Federal Funds Sold                           48,460         691      5.78
                                              -------     -------
    Total Interest-Earning Assets           1,440,439      30,257      8.52
                                                          -------
  NonInterest-Earning Assets                  117,740
  Allowance for Possible Loan Losses          (23,194)
                                              -------
    Total Assets                           $1,534,985
                                           ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-Bearing Liabilities:
  Savings and Interest-Bearing
    Transactional Accounts                    708,806       6,203      3.55
  Certificates of Deposit $100,000
    and Over                                  117,294       1,611      5.57
  Other Time Deposits                         332,833       3,735      4.55
                                              -------     -------
    Total Interest-Bearing Deposits         1,158,933      11,549      4.04

  Short-Term Borrowings                        36,025         600      6.75
  Long-Term Debt                                1,443          32      8.99
                                              -------     -------
    Total Interest-Bearing Liabilities      1,196,401      12,181      4.13
                                                          -------
NonInterest-Bearing Liabilities:

  Demand Deposits                             202,844
  Other Liabilities                            15,045
                                              -------
    Total Liabilities                       1,414,290

  Stockholders' Equity                        120,695
                                              -------
    Total Liabilities and
      Stockholders' Equity                 $1,534,985
                                           ===========
Net Interest Income                                       $18,076
                                                          =======

Interest Rate Spread (3)                                               4.39%

Net Yield on Earning Assets (4)                                        5.09%

- ------------------------------------------------
(1)  On a fully taxable equivalent basis.  Calculated using a Federal Income
     Tax Rate of 35%.  Loan income includes fees.
(2)  Industrial revenue bonds are included in Loans in the Financial Statements.
(3) Interest rate spread is the average rate earned on total interest-earning assets less the average rate paid on interest-bearing liabilities.
(4) Net yield on earning assets is net interest income divided by total interest-earning assets.

CHITTENDEN CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                              For Three Months Ended March 31,
                                                              1996        1995
                                                               -----------------
                                                                     (Restated
                                                                     see Note 3)
                                                                 (In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                $6,013      $5,342
  Adjustments to reconcile net income to net
      cash provided by operating activities:
    Provision for possible loan losses                         983       1,150
    Depreciation and amortization                              751         691
    Amortization of intangible assets                          327          50
    Amortization of premiums, fees, and discounts, net         604          69
    Investment securities losses                                 -           6
    Deferred (prepaid) income taxes                            130      (1,475)
    Loans originated and purchased for sale                (56,537)    (19,120)
    Proceeds from sales of loans                            54,923      13,835
    Gain on sales of loans                                    (779)       (142)
    Gain on sales of premises and equipment                               (212)
Changes in assets and liabilities, net of effect from purchase of the Bank of Western Massachusetts:
     Accrued interest receivable                              (985)       (126)
     Other assets                                               72      (2,617)
     Accrued expenses and other liabilities                 (1,382)      3,228
                                                          --------    --------
      Net cash provided by operating activities              4,120         679
                                                          --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Acquisition of the Bank of Western Massachusetts,
       net of cash acquired                                      -      (3,455)
    Proceeds from sales of securities available
       for sale                                                  -      17,008
    Proceeds from maturing securities and principal
       payments on securities available for sale           108,405     104,128
    Purchases of securities available for sale            (135,188)   (135,390)
    Proceeds from principal payments on securities
       held for investment                                   1,255         387
    Purchases of securities held for investment               (290)     (1,411)
    Loans originated, net of principal repayments             (938)      8,250
    Purchases of premises and equipment                       (457)     (2,821)
    Proceeds from sales of premises and equipment                -         327
                                                          --------    --------
      Net cash used in investing activities                (27,213)    (12,977)
                                                          --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Net increase in deposits                                19,815      17,651
    Net decrease in short-term borrowings                  (10,677)     (3,694)
    Net increase in long-term debt                              14       5,000
    Proceeds from issuance of treasury and common stock      1,186         135
    Dividends on common stock                               (1,408)       (936)
                                                          --------    --------
      Net cash provided by (used in) financing activities    8,930      18,156
                                                          --------    --------
Net increase (decrease) in cash and cash equivalents       (14,163)      5,858
Cash and cash equivalents at beginning of period           197,141     112,086
                                                          --------    --------
Cash and cash equivalents at end of period                $182,978    $117,944
                                                          ========    ========
Supplemental disclosure of cash flow information:
    Cash paid during the period for:
      Interest                                             $14,428     $10,904
      Income taxes                                               -         395
    Noncash investing and financing activities:
      Loans transferred to other real estate owned           1,135       2,686
      Common stock issued in conjunction with the acquisition
        of The Bank of Western Massachusetts                     -      14,276

The accompanying notes are an integral part of these consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 1996

NOTE 1 - ACCOUNTING POLICIES

The Company's significant accounting policies, other than those described in Note 2 below, are described in Note 1 of the Notes to Consolidated Financial Statements included in its 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission. For interim reporting purposes, the Company follows the same basic accounting policies and considers each interim period as an integral part of an annual period.

The financial information included herein is unaudited; however, such information reflects all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods.

1995 data reflects minor reclassifications to be consistent with 1996 presentation.

NOTE 2 - ACCOUNTING POLICY CHANGE - ADOPTION OF SFAS 122

As of January 1, 1996, the Company adopted Statement of Financial
Accounting Standards No. 122, Accounting for Mortgage Servicing Rights ("SFAS 122"). SFAS 122 requires the recognition, as separate assets, rights to service mortgage loans for others, when the related loans are sold and the servicing rights are retained. The amount capitalized is based on an allocation of the total cost of the mortgage loans to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values. SFAS 122 also requires capitalized mortgage servicing rights to be assessed for impairment based on the fair value of those rights. This change in accounting was adopted prospectively for mortgage loans sold after January 1, 1996. Mortgage servicing rights capitalized during the three months ended March 31, 1996 totaled $358,000.

NOTE 3 - ACQUISITION OF FLAGSHIP BANK AND TRUST COMPANY

On February 29, 1996, the Company acquired Flagship Bank and Trust Company ("Flagship") of Worcester, Massachusetts for stock. The Company issued 1,628,400 shares of common stock in exchange for all outstanding Flagship shares. This transaction has been accounted for as a pooling of interests and, accordingly, the consolidated financial statements for all periods presented have been restated to include the acquired bank.

Total revenue, income before income taxes, net income, and earnings per share data of the separate companies for the three months ended March 31, 1995 were:
                                        Chittenden   Flagship   Combined
                                       ---------------------------------
Total Revenue                          $21,043       $3,572     $24,615
Income Before Income Taxes               6,828        1,116       7,944
Net Income                               4,642          700       5,342

Earnings Per Share                       $0.48        $0.41       $0.47

Total revenue includes net interest income and non interest income.

NOTE 4 - SUBSEQUENT EVENTS

Stock Split. On April 17, 1996, the Company declared a five-for-four stock split to be distributed on May 24, 1996 to stockholders of record May 10, 1996. This stock split has been reflected in the accompanying balance sheets; all per share information shown on the accompanying statements of income and in these footnotes has been retroactively restated to reflect the split.

Dividend Declaration. On April 17, 1996, the Company declared dividends of approximately $2.44 million or $0.20 per share. This dividend is to be paid on May 24, 1996 to stockholders of record on May 10, 1996.

                         PART I.  FINANCIAL INFORMATION

      Item 2.  Management's Discussion and Analysis of Financial Condition
                            and Results of Operations

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Chittenden Corporation completed the acquisition of Flagship Bank and Trust Company, of Worcester, Massachusetts, on February 29, 1996. A total of 1.6 million shares (on a post-split basis) of Chittenden stock were exchanged in the transaction, which has been accounted for as a pooling of interests. All historical financial information has been restated to reflect the acquired bank.

Chittenden Corporation's net income for the first quarter of 1996 was $6.0 million compared with $5.3 million a year ago. Net income per share of common stock was $0.49 for the first three months of 1996, up from $0.47 reported a year ago. Return on average assets was 1.35% for the first three months of 1996, compared with 1.41% last year. Return on average equity was 15.55% for the first three months of 1996, compared with 17.95% for the same period in 1995.

Net interest income on a fully taxable equivalent basis for the first three months of 1996 was $20.6 million, up $2.5 million from the amount earned during the same period in 1995. This increase was more than accounted for by higher average earning assets, up $223 million from a year ago. This increase was due primarily to the inclusion of The Bank of Western Massachusetts for the entire quarter in 1996. The acquisition of The Bank of Western Massachusetts, which was accounted for as a purchase, was consummated on March 17, 1995 and consequently had little impact on the 1995 average balance.

Provisions for, and activity in, the allowance for possible loan losses are summarized as follows:

                                                      First Quarter
                                                      Ended March 31,
                                                   --------------------
                                                    1996           1995
                                                   --------------------
                                                       (In Thousands)
Beginning Allowance for Possible
 Loan Losses Balance                                $27,817     $22,163
Allowance of Bank Acquired
 March 17, 1995                                           -       4,135
Provision for Possible Loan Losses                      983       1,150
Loans Charged Off                                    (1,417)     (1,117)
Loan Recoveries                                         614         279
                                                   ---------------------
Ending Allowance for Possible
 Loan Losses Balance                                $27,997     $26,610
                                                   =====================

Noninterest income amounted to $8.8 million for the first quarter of 1996, up $1.8 million or 26% from last year. Credit card income increased by $1.0 million, or 39%, reflecting continued growth in merchant services transaction volumes. Service charges on deposit accounts were up $119,000 from a year earlier, to $1.5 million. Trust Department revenue of $1.2 million increased 9.2% from a year ago. Gains on sales of mortgage loans were up $637,000 for the quarter due to increased activity, and the adoption of Statement of Financial Accounting Standards No. 122, Accounting for Mortgage Servicing Rights. This statement requires the capitalization of mortgage servicing rights retained and accounts for $358,000 of the gain. See Note 2 in the accompanying financial statements.

For the first quarter of 1996, noninterest expenses were $18.9 million, up
$3.4 million or 22% from the comparable 1995 level. Higher processing fees related to credit card activities accounted for $904,000 of the increase. Transaction expenses in the first quarter of 1996 related to the Flagship acquisition amounted to $282,000. Total noninterest expenses for The Bank of Western Massachusetts were $1.6 million higher in 1996 than the amount recorded for 1995 due to the consummation of that acquisition late in the first quarter, as noted previously. Excluding these three categories, noninterest expenses were up 4% in the first quarter of 1996 compared with a year ago.

CREDIT QUALITY

Nonperforming assets include nonaccrual loans, restructured debt, and foreclosed real estate (Other Real Estate Owned). As of March 31, 1996, nonperforming assets totaled $13.9 million, down from $17.1 million a year ago and $15.1 million at December 31, 1995. The allowance for loan losses was $28.0 million at March 31, 1996, up from $26.6 million at March 31, 1995 and $27.8 million at the end of 1995. The provision for possible loan losses charged against earnings in the first quarter was $983,000, a reduction of $167,000 from the level provided during the first quarter of 1995.

A summary of credit quality follows:


                                             3/31/96   12/31/95  3/31/95
                                             ---------------------------
                                                    (In Thousands)

Nonaccrual Loans                             $ 8,386   $ 9,939   $13,571
Restructured Debt                              2,854     2,502       520
Other Real Estate
 Owned (OREO)                                  2,623     2,651     3,042
                                             ---------------------------
Total Nonperforming
 Assets (NPA)                                $13,863   $15,092   $17,133
                                             ===========================
Loans Past Due 90 Days or
 More and Still Accruing Interest            $ 2,026   $ 1,054   $ 3,733
Allowance for Possible Loan Losses            27,997    27,817    26,610
NPA as % of Loans plus OREO                     1.14%     1.25%     1.46%
Loss Allowance as % of Loans                    2.32      2.30      2.27
Loss Allowance as % of
 Nonperforming Loans                          249.08    223.59    188.84
Loss Allowance as % of NPA                    201.95    184.32    155.31

CAPITAL

Stockholders' equity totaled $158.2 million at March 31, 1996, up from $153.9 million at year-end 1995. The current level reflects first quarter net income of $6.0 million, stock issued under an incentive stock option plan of $1.2 million, an increase of $1.5 million in the valuation allowance for net unrealized losses on investment securities available for sale, and dividends paid to stockholders of $1.4 million.

"Tier One" capital, consisting entirely of common equity, measured
11.41% of risk-weighted assets at March 31, 1996. Total capital, including the "Tier Two" allowance for loan losses, was 12.78% of risk-weighted assets. The leverage capital ratio was 8.30%. These ratios placed Chittenden in the "well-capitalized" category according to regulatory standards.

LIQUIDITY

The Company's liquidity and rate sensitivity are monitored by the asset and liability committee. This committee meets regularly to review and direct the banks' lending and investment activities, as well as its deposit-gathering and borrowing functions.

The measure of an institution's liquidity is its ability to meet its cash commitments at all times with available cash or by conversion of other assets to cash at a reasonable price. At March 31, 1996, the Company maintained cash balances and short-term investments of approximately $183.0 million, compared with $197.1 million at December 31, 1995. During the first three months of 1996, the Company continued to be an average daily net seller of Federal Funds.

                             PART II - OTHER INFORMATION

                      Item 6.  Exhibits and Reports on Form 8-K

a.   Exhibits

     Exhibit 27.  Financial Data Schedule

     b.   Reports on Form 8-K

          Press Release related to consummation of the acquisition of Flagship Bank and Trust Company, dated March 6, 1996 and accompanying financial statements filed as an Amendment to such 8-K on May 3, 1996.

                           CHITTENDEN CORPORATION

                                 SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                               CHITTENDEN CORPORATION
                                               Registrant




May 14, 1996                                    S/PAUL A. PERRAULT
- --------------------                           -----------------------------
Date                                             Paul A. Perrault, President
                                                 and Chief Executive Officer


May 14 1996                                    S/NANCY ROWDEN BROCK
- --------------------                           ----------------------------
Date                                             Nancy Rowden Brock, Senior
                                                 Vice President, Chief Financial
                                                 Officer and Treasuer